UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Avanex Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

05348W109 (Common Stock)

(CUSIP Number)

Jean-Pascal Beaufret

54, rue la Boétie

75008 Paris, France

33-1-40-76-14-05

with a copy to:

Ronald R. Papa

Proskauer Rose LLP

1585 Broadway

New York, New York 10036

212-969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13(d)-1(f) or §249.13(d)-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05348W109

1	NAME OF REPORTING PERSONS: Alcatel-Lucent I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: [Intentionally Omitted]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Statement on Schedule 13D

Pursuant to Rule 13d-1

under the

Securities Exchange Act of 1934, as amended

This Amendment No. 2 (this “Amendment No. 2”) relates to the Statement on Schedule 13D (the “Schedule 13D”), filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2003, as amended by Amendment No. 1, filed with the SEC on August 4, 2003, by Alcatel-Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel-Lucent”) and formerly known as Alcatel (“Alcatel”), with respect to the securities covered hereby. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 2 relates to the common stock, par value $.001 per share (the “Common Stock”), of Avanex Corporation, a Delaware corporation (“Avanex”). The principal executive offices of Avanex are located at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(c) and (f) Alcatel changed its name to Alcatel-Lucent on December 1, 2006 upon the consummation of its merger with Lucent Technologies Inc. The principal business of Alcatel-Lucent is providing equipment and systems for the telecommunications sector. The principal business address and principal office address of Alcatel-Lucent is 54, rue La Boétie, 75008 Paris, France.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) On December 14, 2004, Alcatel sold 7,073,966 shares of Common Stock in a block trade on The Nasdaq Stock Market at a price per share of $3.30, and subsequent to such sale, had the shared power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, an aggregate of 28,295,868 shares of Common Stock, representing approximately 19.65% of the outstanding shares of Common Stock (based on 144,001,957 shares of Common Stock represented by Avanex as being outstanding as of November 1, 2004).

On October 29, 2007, Alcatel-Lucent Participations, a société anonyme organized under the laws of the Republic of France and a subsidiary of Alcatel-Lucent (“Alcatel-Lucent Participations”), sold 28,295,868 shares of Common Stock to Pirelli Finance (Luxembourg) SA, a société anonyme organized under the laws of Luxembourg (“Pirelli”), at a price per share of $1.6993 (based on a transaction price of €33,427,397 at the October 26, 2007 exchange rate of €1 = $1.4384), in accordance with the terms of a Securities Purchase Agreement, dated as of October 29, 2007 (the “Securities Purchase Agreement”). See Item 6 below. As of October 29, 2007, Alcatel-Lucent is the beneficial owner of no shares of Common Stock.

(e) Alcatel-Lucent ceased to be the beneficial owner of more than five percent of the Common Stock on October 29, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 29, 2007, Alcatel-Lucent Participations and Pirelli entered into the Securities Purchase Agreement, pursuant to which Alcatel-Lucent Participations agreed to sell and deliver to Pirelli, and Pirelli agreed to purchase and acquire from Alcatel-Lucent Participations, an aggregate of 28,295,868 shares of Common Stock in consideration of €33,427,397.

The description contained in this Item 6 of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
99.4	Securities Purchase Agreement, dated as of October 29, 2007, between Alcatel Lucent Participations and Pirelli.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007

ALCATEL-LUCENT

By:	/s/ Pierre Solal
Name:	Pierre Solal
Title:	Vice President, Tax